UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001 – 04858

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

International Flavors & Fragrances Inc.

Retirement Investment Fund Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2012 AND 2011

(*)	Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee and Participants

International Flavors & Fragrances Inc.

Retirement Investment Fund Plan

We have audited the accompanying statement of net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smolin, Lupin & Co., P.A.
Fairfield, New Jersey
July 1, 2013

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

Assets	2012	2011
Investments at fair value:
International Flavors & Fragrances Inc.
Common Stock Fund	$9,431,891	$8,103,726
Vanguard 500 Index Fund	43,535,874	40,687,973
Vanguard Asset Allocation Fund	—	3,356,895
Vanguard Equity Income Fund	6,717,313	5,251,136
Vanguard Explorer Fund	6,712,997	6,085,916
Vanguard International Growth Fund	20,028,099	17,323,687
Vanguard Long-Term Investment Grade Fund	14,918,943	12,215,008
Vanguard Mid-Cap Index Fund	12,895,939	11,742,825
Vanguard Prime Money Market Fund	27,993,646	30,037,381
Vanguard PRIMECAP Fund	11,744,256	11,471,568
Vanguard Retirement Savings Trust	14,510,954	12,345,507
Vanguard Total Bond Market Index Fund	18,820,834	17,506,414
Vanguard U.S. Growth Fund	11,792,801	9,695,254
Vanguard Target Retirement Income Fund	2,679,366	220,557
Vanguard Target Retirement Funds:
2005 Fund	—	1,564,607
2010 Fund	1,222,679	920,888
2015 Fund	9,516,501	8,707,491
2020 Fund	3,803,632	2,603,432
2025 Fund	9,912,224	7,523,194
2030 Fund	3,502,206	2,186,841
2035 Fund	7,875,408	5,770,192
2040 Fund	2,787,294	1,553,924
2045 Fund	3,710,030	2,645,890
2050 Fund	1,279,606	871,429

Total investments	245,392,493	220,391,735
Notes receivable from participants	5,054,955	5,061,262
Employer Contributions Receivable	19,926	—
Participant Contributions Receivable	36,462	—

Net assets available for benefits	$250,503,836	$225,452,997

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Contributions:
Company contributions	$6,314,977	$6,027,316
Participant contributions	12,115,825	11,788,721

TOTAL CONTRIBUTIONS	18,430,802	17,816,037

Investment income:
Dividends	4,805,238	4,387,011
Interest	303,619	331,188
Net appreciation / (depreciation) of investments	21,369,895	(4,330,578)

TOTAL INVESTMENT INCOME	26,478,752	387,621

Interest income on notes receivable from participants	190,695	215,720
Other asset transfers, net	—	284,296

TOTAL ADDITIONS	45,100,249	18,703,674

Benefits distributed	(19,995,595)	(14,441,557)
Administrative fees	(53,815)	(47,372)

TOTAL DISBURSEMENTS	(20,049,410)	(14,488,929)

Net increase in participants’ balances during the year	25,050,839	4,214,745
Net assets available for benefits:
Beginning of year	225,452,997	221,238,252

END OF YEAR	$250,503,836	$225,452,997

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information.

A.	General/Eligibility:

The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc. (“IFF”) and its domestic subsidiaries (the “Company”), with the exception of the unionized employees located in Jacksonville, Florida (the “Union Plan”). The Plan also covers certain employees who are U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Protection Act of 2006, the Heroes Earnings and Assistance Relief Tax Act (“HEART”) of 2008 and the Workers, Retiree and Employer Recovery Act (“WRERA”) of 2008.

Employees hired between January 1, 2006 and August 31, 2006 participated under a separate plan that was merged into the Plan effective September 1, 2006. Employees become eligible to participate in the Plan on their first day of employment and are automatically enrolled at a contribution rate of 4% of pre-tax eligible earnings in the Target Retirement Income Fund closest to the participant’s 65th birthday. In July 2006, the Plan was amended to provide a different matching contribution formula, as described in Note 1E below, for employees who are hired by the Company or whose plan assets were merged into the Plan on or after September 1, 2006.

B.	Administration of the Plan:

The Vanguard Fiduciary Trust Company is the Trustee of the Plan (“Vanguard” or the “Trustee”) and has custody of the assets. The Administrative Committee, whose appointment is overseen by the Company’s Board of Directors, is responsible for administration of the Plan; the Administrative Committee oversees the Trustee in carrying out the day-to-day activities of administration. The Investment Committee, whose appointment is also overseen by the Company’s Board of Directors, oversees the Plan’s investment options and management of Plan assets.

C.	Investments:

The Plan offers participants twenty-one investment funds and one common collective trust. Participants have the option to invest in, and direct any matching contribution towards any of the following funds:

IFF Common Stock Fund: This fund consists of common stock of the Company and investments in the Vanguard Prime Money Market fund as deemed necessary for orderly investment in such Company stock and for anticipated cash requirements.

Vanguard Long-Term Investment Grade Fund: This fund seeks a high and sustainable level of current income by investing in a variety of high-quality and, to a lesser extent, medium-quality fixed income securities, at least 80% of which will be intermediate and long-term, investment-grade fixed income securities.

Vanguard Prime Money Market Fund: This fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities which maintain a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. The fund will invest more than 25% of its assets in securities issued by companies in the financial services industry. The portfolio is designed to maintain a constant $1.00 share value. An investment in the money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above average growth potential and reasonable stock prices in comparison with expected earnings. The level of current income produced by this fund ranges from moderate to very low.

Vanguard International Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of seasoned companies based outside the United States that have above average growth potential. A 2% redemption fee was charged through May 23, 2012 for any shares transferred out of this fund prior to the end of the two-month holding period. Subsequent to May 23, 2012, there is no longer a redemption fee.

Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index. The fund maintains a dollar-weighted average maturity consistent with that of the index, which currently ranges between 5 and 10 years.

Vanguard Explorer Fund: This fund seeks to provide long-term capital appreciation by investing in a diversified portfolio of small company stocks with prospects for superior growth potential. These companies tend to be unseasoned.

Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital appreciation by investing in stocks of companies with above average prospects for continued earnings growth that is not reflected in their current market price. A 1% redemption fee was charged through May 23, 2012 for any shares transferred out of this fund prior to the end of the one year holding period. Subsequent to May 23, 2012, there is no longer a redemption fee.

Vanguard Asset Allocation Fund: On February 8, 2012, this fund was closed and all Plan assets in this fund were transferred to the Vanguard Target Retirement Fund closest to the year participants reached or will reach age 65. Participants were given the option to move their money and continued contributions into other funds. This fund seeks to maximize long-term appreciation of capital and income by investing in common stocks, bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk. This fund may invest up to 100% of its assets in any one of the three asset classes.

Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Morgan Stanley Capital International (“MSCI”) U.S. Mid Cap 450 Index, which comprises a market-weighted group of medium-sized U.S. companies. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Equity Income Fund: This fund seeks to provide an above average level of current income and reasonable long-term capital appreciation by mainly investing in dividend-paying common stocks of established medium-size and large U.S. companies.

Vanguard Target Retirement Funds: These consist of 9 separate funds seeking capital appreciation and current income growth by investing in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within the target years of 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045 and 2050. In February 2012, the 2005 fund was closed and all Plan assets in this fund were transferred to the Vanguard Target Retirement Income Fund.

Vanguard Target Retirement Income Fund: This fund seeks current income and some capital appreciation by investing in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Vanguard Retirement Savings Trust: This common collective trust seeks a stable share value of $1.00 and a high level of current income consistent with a 2-3 year average maturity by investing primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. For the plan years ended December 31, 2012 and 2011, the effective annual yield for the fund was 2.22% and 3.09%, respectively, and the crediting interest rates for the fund were 2.37% and 3.31%, respectively.

D.	Cash or Deferred Wage and Salary Conversion Agreements:

Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement (“CODA”) with the Company, pursuant to which participant contributions to the Plan are made. Such agreement specifies the portion of the participant’s compensation, as defined in the Plan, during each Plan year that the participant elects to forego such compensation portion and to have such amount contributed by the Company to the participant’s account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreement to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the “Code”). Subject to these limitations, participants may contribute up to 50% of their annual base wages (an increase from 30% in 2011), before bonuses and overtime, up to the maximum amount permitted under the Code. Under the Code, the maximum amount permitted per participant was limited to $17,000 and $16,500 for 2012 and 2011, respectively. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $5,500 for eligible employees for each of 2012 and 2011. Amounts in excess of the Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company’s Deferred Compensation Plan (“DCP”) if an employee is eligible to participate in the DCP. If no election is made, the excess above the Code limits, plus any income less any loss allocable thereto, shall be distributed to the participant. Participants may also make Roth 401(k) contributions to the plan on an after-tax basis, subject to limitations under the Code, but the invested principal and earnings accumulate tax free.

E.	Company Contributions:

The Company matches 100% of the first 4% of the participant’s base compensation contributed and 75% of contributions over 4% and up to 8% of the participant’s base compensation for (a) employees hired, re-hired or whose plan assets were transferred into the Plan on or after January 1, 2006 or (b) participants in which the sum of their age plus the number of service years was less than 70 as of December 31, 2007. For employees that were participants of the Plan before December 31, 2005, and who do not meet the criteria set forth in (a) and (b) above, the Company matches 50% of the first 6% of the participant’s compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis.

F.	Vested Benefits/Forfeitures:

All participants vest immediately in their contributions to the Plan plus earnings thereon. Participants vest in the Company’s matching contribution after three years of continuous credited service. Forfeitures are applied towards employer matching contributions. For the year ended December 31, 2012 there were participant forfeitures of approximately $72,000 and forfeitures applied against employer contributions of approximately $195,000. For the year ended December 31, 2011 there were participant forfeitures of approximately $171,000 and forfeitures applied against employer contributions of approximately $111,000. At December 31, 2012 and 2011, forfeited non-vested amounts not yet applied to employer matching contributions approximated $15,500 and $138,000, respectively.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

G.	Individual Accounts:

A participant account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant’s contributions and the Company’s matching contribution are credited to the specific participant’s account. The participant’s contributions and the Company’s matching contributions are invested in one or more of the Plan’s funds as directed by the participant.

Participants’ accounts are maintained on a share basis for all funds.

Interest earned and dividends paid are credited to each participant’s account based on accumulated daily account balances and reinvested in the respective fund.

H.	Transfers Between Funds:

Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard. However, participants will not be able to move money back into the same fund within 60 days. The 60-day limitation does not apply to the Vanguard Prime Money Market Fund and the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust has an equity wash provision which prohibits participants from making direct exchanges from this trust to a competing option, such as the Vanguard Prime Money Market Fund. Instead, participants must first exchange assets to a non-competing fund (typically an equity fund) and remain in that fund for 90 days before exchanging into a competing fund.

I.	Notes Receivable from Participants and In-service Withdrawals:

Participants may borrow from the Plan as described in Note 5. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated in accordance with guidelines set forth in the Code (“hardship withdrawal”). A participant who makes a hardship withdrawal is limited by the Code as to the amount of CODA contribution a participant may make six months following distribution. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.

J.	Rollover Contributions:

Participants who receive eligible rollover distributions from another ERISA qualified plan may roll that distribution into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account (“IRA”) which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pre-tax contributions, plus any untaxed earnings thereon. All rollovers from such an IRA must be made within one year of original distribution from the qualified retirement plan. Rollovers included in participant contributions were approximately $971,000 and $913,000 for 2012 and 2011, respectively.

K.	Benefit Payments:

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:

•	A lump-sum payment;
•	Periodic payments.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Lump sum or installment payments may be made in cash or securities at the direction of the Plan’s Administrative Committee that directs the Trustee. When periodic payments are elected, a participant’s interest remains in the Plan and continues to receive allocations of earnings and losses until fully distributed.

L.	Termination of Plan:

The Company may terminate the Plan at any time. In such event, the total amounts in participants’ accounts shall continue in the trust for their benefit and become 100% vested in their account, and shall be distributed to their designated beneficiaries or them, as described in Note 1K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention of terminating the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Plan:

A.	Method of Accounting:

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

B.	Valuation of Investments:

Investments are reported at fair value (see Note 3) in accordance with accounting guidance on fair value measurements and disclosures. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

C.	Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

D.	Security Transactions and Related Investment Income:

Security transactions are recorded on the trade date; interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of the Plan’s investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

E.	Administrative Expenses:

All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 5) and discretionary portfolio management fees associated with the Vanguard Managed Account Program. Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are expenses of the funds in which participants participate.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

F.	Contribution Income:

Contributions made in accordance with participants’ CODA agreements (see Note 1D) are recognized during the period in which the Company makes payroll deductions from the participants’ compensation. Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants’ compensation for the participant contributions.

G.	Benefit Obligations:

Benefits are recorded when paid.

H.	Risks and Uncertainties:

The Plan provides for various investment options in any combination of investment funds described in Note 1C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the financial statements.

I.	Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting guidance on fair value measurements specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1: Quoted prices for identical instruments in active markets;

•

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The IFF Common Stock Fund is valued based on the closing price of the underlying IFF common stock at the valuation date, plus any uninvested cash position. Mutual funds, which include money market funds, are registered investment companies and are valued at quoted market prices which represent the net asset value of the underlying shares held by the Plan at the valuation date. The Vanguard Retirement Savings Trust is a common collective trust that holds fully benefit responsive investment contracts that are valued at contract value which approximates fair value in all material respects. The collective trust fund invests in assets (typically contracts issued by insurance companies and commercial banks) and enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. There were no investments classified as Level 3 for the periods ending December 31, 2012 and 2011.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011 (Level 1 and 2 inputs are defined above):

	Fair Value Measurements as of December 31, 2012 Using Input Type
	Level 1	Level 2	Total
Mutual funds:
Balanced	$—	$—	$—
Bond	33,739,777	—	33,739,777
Domestic equity	93,399,180	—	93,399,180
International equity	20,028,099	—	20,028,099
Money market	27,993,646	—	27,993,646
Retirement income	46,288,946	—	46,288,946
Common stock fund	—	9,431,891	9,431,891
Common/collective trust funds	—	14,510,954	14,510,954

Total investments measured at fair value	$221,449,648	$23,942,845	$245,392,493

	Fair Value Measurements as of December 31, 2011 Using Input Type
	Level 1	Level 2	Total
Mutual funds:
Balanced	$3,356,895	$—	$3,356,895
Bond	29,721,422	—	29,721,422
Domestic equity	84,934,672	—	84,934,672
International equity	17,323,687	—	17,323,687
Money market	30,037,381	—	30,037,381
Retirement income	34,568,445	—	34,568,445
Common stock fund	—	8,103,726	8,103,726
Common/collective trust funds	—	12,345,507	12,345,507

Total investments measured at fair value	$199,942,502	$20,449,233	$220,391,735

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value associated with common or collective trusts as of December 31, 2012 and 2011:

	Unfunded Commitment	Redemption Commitment	Redemption Frequency	Notice Period
Vanguard Retirement Savings Trust	$—	$—	Daily	None

NOTE 4. TAX STATUS

The Internal Revenue Service has determined and informed Vanguard via a favorable determination letter dated March 31, 2008 that the prototype plan on which the Plan is based is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed to be and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their balance.

The Plan does not have any uncertain tax positions that would result in the recording of a liability (or asset) for unrecognized tax benefits as of December 31, 2012 and 2011. The Plan is subject to routine audits by taxing jurisdictions and has open tax years of 2009 to 2011. There are currently no audits in progress.

NOTE 5. NOTES RECEIVABLE FROM PARTICIPANTS

Upon application by a participant and validation as appropriate per the participant loan policy, the Trustee may make a loan to a participant in an amount not exceeding the lesser of 50% of the balance in the participant’s account, or $50,000, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant’s balance in each of his or her selected investment funds. The loans are collateralized by the balance in the participants’ accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, but in no case in excess of the legal rate of interest. Interest rates are determined on the first business day of the calendar quarter. The Plan limits the total number of loans outstanding at any time for each participant to three loans. Loans are subject to a loan origination fee of $30 if they are requested on-line or $80 if they are requested through a participant services representative. Loan origination fees are deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan. Interest rates on outstanding participant loans at December 31, 2012 and 2011 ranged from 3.75% to 10%.

NOTE 6. RELATED PARTY TRANSACTIONS

The IFF Common Stock Fund invests in shares of the Company’s common stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the IFF Company Stock Fund qualify as party-in-interest transactions.

Most Plan investments consist of shares in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.

In the opinion of the Investment Committee, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 7. TRANSFER OF ASSETS

Other asset transfers, net in 2011 include $284,296 of asset transfer-ins from an affiliated plan. There were no such transfers in 2012.

NOTE 8. NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS

The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:

YEAR ENDED DECEMBER 31, 2012

	International Flavors & Fragrances Inc. Common Stock Fund	Mutual Funds	Net Appreciation/ (Depreciation)
IFF Common Stock Fund	$2,078,608	$—	$2,078,608
Vanguard 500 Index Fund		5,386,681	5,386,681
Vanguard Asset Allocation Fund		166,220	166,220
Vanguard Equity Income Fund		556,659	556,659
Vanguard Explorer Fund		669,329	669,329
Vanguard International Growth Fund		3,037,468	3,037,468
Vanguard Long-Term Investment Grade Fund		703,514	703,514
Vanguard Mid-Cap Index Fund		1,642,933	1,642,933
Vanguard PRIMECAP Fund		1,371,682	1,371,682
Vanguard Total Bond Market Index Fund		130,609	130,609
Vanguard U.S. Growth Fund		1,718,054	1,718,054
Vanguard Target Retirement 2005 Fund		49,712	49,712
Vanguard Target Retirement 2010 Fund		70,511	70,511
Vanguard Target Retirement 2015 Fund		822,068	822,068
Vanguard Target Retirement 2020 Fund		292,844	292,844
Vanguard Target Retirement 2025 Fund		860,488	860,488
Vanguard Target Retirement 2030 Fund		281,194	281,194
Vanguard Target Retirement 2035 Fund		774,964	774,964
Vanguard Target Retirement 2040 Fund		240,547	240,547
Vanguard Target Retirement 2045 Fund		332,936	332,936
Vanguard Target Retirement 2050 Fund		119,358	119,358
Vanguard Target Retirement Income Fund		63,516	63,516

Total	$2,078,608	$19,291,287	$21,369,895

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

YEAR ENDED DECEMBER 31, 2011

	International Flavors & Fragrances Inc. Common Stock Fund	Mutual Funds	Net Appreciation/ (Depreciation)
IFF Common Stock Fund	$(458,423)	$—	$(458,423)
Vanguard 500 Index Fund		(104,015)	(104,015)
Vanguard Asset Allocation Fund		(83,345)	(83,345)
Vanguard Equity Income Fund		312,183	312,183
Vanguard Explorer Fund		(158,611)	(158,611)
Vanguard International Growth Fund		(3,224,091)	(3,224,091)
Vanguard Long-Term Investment Grade Fund		1,073,578	1,073,578
Vanguard Mid-Cap Index Fund		(467,903)	(467,903)
Vanguard PRIMECAP Fund		(769,801)	(769,801)
Vanguard Total Bond Market Index Fund		612,008	612,008
Vanguard U.S. Growth Fund		(88,236)	(88,236)
Vanguard Target Retirement 2005 Fund		29,058	29,058
Vanguard Target Retirement 2010 Fund		(1,806)	(1,806)
Vanguard Target Retirement 2015 Fund		(103,798)	(103,798)
Vanguard Target Retirement 2020 Fund		(61,975)	(61,975)
Vanguard Target Retirement 2025 Fund		(237,532)	(237,532)
Vanguard Target Retirement 2030 Fund		(78,258)	(78,258)
Vanguard Target Retirement 2035 Fund		(291,133)	(291,133)
Vanguard Target Retirement 2040 Fund		(78,104)	(78,104)
Vanguard Target Retirement 2045 Fund		(122,181)	(122,181)
Vanguard Target Retirement 2050 Fund		(35,921)	(35,921)
Vanguard Target Retirement Income Fund		7,728	7,728

Total	$(458,423)	$(3,872,155)	$(4,330,578)

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 9. PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN’S NET ASSETS

Investments at fair value that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 were as follows:

	2012	2011
Mutual Funds:
Vanguard 500 Index Fund	$43,535,874	$40,687,973
Vanguard Prime Money Market Fund	27,993,646	30,037,381
Vanguard International Growth Fund	20,028,099	17,323,687
Vanguard Total Bond Market Index Fund	18,820,834	17,506,414
Vanguard Long-Term Investment Grade Fund	14,918,943	12,215,008
Vanguard Retirement Savings Trust	14,510,954	12,345,507
Vanguard Mid-Cap Index Fund	12,895,939	11,742,825
Vanguard PRIMECAP Fund	*	11,471,568

*	Fair value of funds did not represent 5% or more of Plan assets at the respective year-end.

SUPPLEMENTAL SCHEDULE

INTERNATIONAL FLAVORS & FRAGRANCES INC.

RETIREMENT INVESTMENT FUND PLAN

EIN No. 13-1432060

PLAN No. 001

FORM 5500

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	International Flavors & Fragrances Inc. Common Stock Fund	Company Stock Fund	a	$9,431,891
*	Vanguard Retirement Savings Trust	Common/Collective Trust	a	14,510,954
*	Vanguard Long-Term Investment Grade Fund	Mutual Fund	a	14,918,943
*	Vanguard Prime Money Market Fund	Mutual Fund	a	27,993,646
*	Vanguard 500 Index Fund	Mutual Fund	a	43,535,874
*	Vanguard U.S. Growth Fund	Mutual Fund	a	11,792,801
*	Vanguard International Growth Fund	Mutual Fund	a	20,028,099
*	Vanguard Total Bond Market Index Fund	Mutual Fund	a	18,820,834
*	Vanguard Explorer Fund	Mutual Fund	a	6,712,997
*	Vanguard PRIMECAP Fund	Mutual Fund	a	11,744,256
*	Vanguard Mid-Cap Index Fund	Mutual Fund	a	12,895,939
*	Vanguard Equity Income Fund	Mutual Fund	a	6,717,313
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	a	1,222,679
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	a	9,516,501
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	a	3,803,632
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	a	9,912,224
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	a	3,502,206
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	a	7,875,408
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	a	2,787,294
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	a	3,710,030
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	a	1,279,606
*	Vanguard Target Retirement Income Fund	Mutual Fund	a	2,679,366
*	Participant Loans	Varying maturity dates through
		10/22/2022, interest ranging
		from 3.75% to 10.00%, per annum		5,054,955

		TOTAL		$250,447,448

*	Indicates party-in-interest to the plan.
a	The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN

Date: July 1, 2013

	By:	/s/ Shelley Bellisle
Shelley Bellisle
Chairman, Administrative Committee